Exhibit 99.1

Nano Dimension’s Approximated Revenues: 4th Quarter and Full Year 2021: $7M and $10M; 255% Increase Over Q4/2020 and 420% Increase Over Q3/2021; 194% Increase Over Full Year 2020;

Sunrise, Florida, Jan. 31, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today announced a preview of its financial results for the fourth quarter ended December 31st, 2021 and full year ended December 31, 2021.

On a preliminary basis, Nano Dimension reported unaudited approximated consolidated revenues of $7 million for the fourth quarter ended December 31, 2021, and $10 million for the full year ended December 31, 2021. Unaudited consolidated cash and deposits balances as of the same date were approximately $1,355,000,000.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the full year ended December 31, 2021, based on currently available information. Because the audit for 2021 is in early stages, Nano Dimension’s final results may vary from the preliminary estimates.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary financial results for the fourth quarter ended December 31, 2021 and full year ended December 31, 2021. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry
RedChip Companies Inc.
Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)